June 30, 2010

Jennifer Monick

Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 2054

Re:	IRSA Inversiones y Representaciones Sociedad Anónima
Form 20-F for Fiscal Year Ended June 30, 2009

File No. 1-13542

Dear Ms. Monick:

Please find below the acknowledgments of the Company in connection with the comments set forth in the Commission’s staff’s comment letter dated June 10, 2010 (the “comment letter”), relating to the annual report of the Company listed above (the “Annual Report”).

1.	That the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	That Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

3.	That the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please call me (+5411-4323-7449) with any questions you may have regarding the above acknowledgments.

Very truly yours,

/s/ Gabriel Blasi

Gabriel Blasi

Chief Financial Officer